December 21, 2009

United States

Securities and Exchange Commission

Washington, D.C. 20549-0402

Attn: Juan Migone, Division of Corporation Finance

Facsimile: 703-813-6967

RE: Archon Corporation

Form 10-K (For the Year Ended September 30, 2008)

Filed: January 13, 2009

File No.: 001-09481

Dear Mr. Migone:

In response to your inquiry of November 24, 2009, the following are Archon Corporation’s (the “Company”) responses:

1.	It is our intention to disclose all known material risks. The introductory paragraph to Item 1A. Risk Factors, on page 6, will, therefore, be changed to read as follows:

The following are currently known and material risks. Other material risks may develop in the future; provided, however, as they remain unidentified they cannot be disclosed. You are encouraged to review the following discussion of specific known material risks that could impact our business. These include, but are not limited to, the following:

2.	Subject to your approval, the disclosure amendments previously submitted in response to your prior Comment Letter dated September 30, 2009, items 2 and 9 will be used to amend our Form 10-K for the fiscal year ended September 30, 2008.

3.	With respect to our response to your prior Comment Letter dated September 30, 2009, item 11, the Company intends on including the following table in the disclosure to its notes to the financial statements to amend our Form 10-K for the fiscal year ended September 30, 2008, and for future filings, so long as it remains applicable. Please be advised this information cannot be presented in a rolling forward format because it only includes current period numbers without any balances carried forward from the prior year or carried forward to the following year.

	2008
Description	Proceeds From Sales	Gross Realized Gains	Gross Realized (Losses)	Gain or Loss Reclassified From O.C.I.
Debt securities	$0	$0	$0	$0
Equity securities	10,230,709	2,695,365	(510,117)	(2,185,248)

Total	$10,230,709	$2,695,365	$(510,117)	$(2,185,248)

	2007
Description	Proceeds From Sales	Gross Realized Gains	Gross Realized (Losses)	Gain or Loss Reclassified From O.C.I.
Debt securities	$0	$0	$0	$0
Equity securities	324,148	180,061	(4,673)	(175,388)

Total	$324,148	$180,061	$(4,673)	$(175,388)

4.	With respect to our response to your prior Comment Letter dated September 30, 2009, item 12, the Company intends on including the following table in the disclosure to the notes to the financial statements to amend our Form 10-K for the fiscal year ended September 30, 2008, and for future filings, so long as it remains applicable.

	2008
Description	Unrealized Gains	Unrealized (Losses) Short Term	Unrealized (Losses) Long Term	Deferred Taxes (Benefit)	Other Comprehensive Income (Loss)
Debt Securities	$0	$(21,580)	$(261,075)	$(98,929)	$(183,726)
Equity Securities	411,846	(1,466,676)	(162,481)	(426,059)	(791,252)

Total	$411,846	$(1,488,256)	$(423,556)	$(524,988)	$(974,978)

	2007
Description	Unrealized Gains	Unrealized (Losses) Short Term	Unrealized (Losses) Long Term	Deferred Taxes (Benefit)	Other Comprehensive Income (Loss)
Debt Securities	$710	$(38,830)	$(149,098)	$(65,526)	$(121,692)
Equity Securities	6,572,432	(3,130)	(40,053)	2,285,237	4,244,012

Total	$6,573,142	$(41,960)	$(189,151)	$2,219,711	$4,122,320

5.	The Company and our current auditors, De Joya Griffith & Company, LLC, agree that the impairment taken on property and equipment should be reflected as a change in the gross carrying value with no change to accumulated depreciation. With respect to our response to your prior Comment Letter dated September 30, 2009, item 13, along with the correction to the depreciation expense on our rental properties indicated on page 12 from $3.2 million annually to $2.6 million, the Company will amend the following table showing the $11.0 million impairment on the Pioneer assets, as follows.

Description	Depreciable Basis	Impairment Write-down	Adjusted Depreciable Basis	Accumulated Depreciation Thru 09/08	Net Book Value
Land used in operations	$7,925,589	$(4,000,000)	$3,925,589	$0	$3,925,589
Buildings and improvements	34,344,952	(6,587,567)	27,757,385	(19,875,105)	7,882,280
Machinery and equipment	8,021,316	(412,433)	7,608,883	(6,890,087)	718,796

Totals	$50,291,857	$(11,000,000)	$39,291,857	$(26,765,192)	$12,526,665

The following table shows a corrected rolling-forward of gross carrying value and accumulated depreciation rolling-forward by asset class, which the Company will include in future filings.

Description	Carrying Value 09/30/2007	Additions and Deletions	Depreciation	Impairment Write Down	Carrying Value 09/30/2008
Rental property held for investment:
Las Vegas Strip—Land	$21,504,400	$0	$0	$0	$21,504,400
Washoe County—Land	55,700				55,700
Gaithersburg—Warehouse:
Land	23,000,000				23,000,000
Buildings & Improvements	36,600,000				36,600,000
Machinery & Equipment	3,000,000				3,000,000
Allowance for depreciation	(9,023,750)		(915,000)		(9,938,750)

	53,576,250		(915,000)		52,661,250

Dorchester—Warehouse
Land	15,000,000				15,000,000
Buildings & Improvements	67,418,633				67,418,633
Machinery & Equipment	0				0
Allowance for depreciation	(11,095,945)		(1,685,460)		(12,781,405)

	71,322,688		(1,685,460)		69,637,228

Subtotal	146,459,038		(2,600,460)		143,858,578

Property used in operations:
Archon Corporate Offices:
Land	0				0
Buildings & Improvements	68,920				68,920
Machinery & Equipment	998,655	99,095			1,097,750
Allowance for depreciation	(671,196)		(111,803)		(782,999)

	396,379	99,095	(111,803)		383,671

Pioneer Hotel & Gambling Hall:
Land	7,925,589			(4,000,000)	3,925,589
Buildings & Improvements	34,344,952			(6,587,567)	27,757,385
Machinery & Equipment	7,647,535	373,781		(412,433)	7,608,883
Allowance for depreciation	(25,488,981)		(1,276,211)	0	(26,765,192)

	24,429,095	373,781	(1,276,211)	(11,000,000)	12,526,665

Subtotal	24,825,474	472,876	(1,388,014)	(11,000,000)	12,910,336

Property and equipment, net	$171,284,512	$472,876	$(3,988,474)	$(11,000,000)	$156,768,914

6.	A draft of the disclosure the Company intends to use in future filings is as follows:

Management felt that the underperformance of the Pioneer Hotel and Casino was a result of the general downturn in the economy. Events that occurred in the fourth quarter (ended September 30, 2008) demonstrated to management that the Pioneer would be underperforming for the foreseeable future. These events include numerous bank failures, a serious stock market decline, the reporting of significant declines in gaming revenues in the area, and significant and continuing declines in the housing and labor markets. Therefore, management is of the opinion that recording an impairment loss in the fourth quarter was appropriate. Therefore, the productive assets (land, buildings, and furniture, fixtures and equipment) of the Pioneer Hotel and Casino in Laughlin, Nevada were tested for recoverability. After the asset group was tested, appraised, and analyzed, and with our auditors consent, management designated $11.0 million as the amount of the impairment loss.

7.	The Company has provided a copy of the SEC’s comments to its former auditors, PBTK, and requested additional details regarding the deficiencies in the Company’s appraisal, referenced in their analysis. The explanation they have provided is: “The value conclusion in the appraisal was determined by capitalizing a calculated “net operating income” (characterized in the appraisal as the equivalent of EBITDA) at the capitalization rate of 15%. The auditor concluded that the basis for “normal” cost ratios used to calculate “net operating income” was not clearly set forth in the appraisal report.”

The Company, under separate cover, will provide the SEC with copies of the appraisal and analysis requested. The difference between the appraisal and the analysis are included within the analysis.

8.	The Company engaged a third party appraiser, Snyder Valuation, to appraise the Pioneer Hotel and Casino for the purpose of determining the impairment of the Pioneer assets. The Company did not engage its auditors PBTK to do the impairment analysis. Rather, PBTK analyzed and tested the Company’s appraisal within the scope of their audit of the Company’s financial statements.

9.	The Company did not account for the leased properties in Gaithersburg and Dorchester as leveraged leases under Subtopic 840-30 of the FASB Accounting Standards Codification, because neither lease has all of the four characteristics required under Subtopic 840-10 to be classified as a leveraged lease. Specifically, under 840-10-25-43(c)(1), both leases fail to meet the criteria in (b)(1) for a direct financing lease, which requires the leases to meet any of the criteria in 840-10-25-1, which neither lease does. In addition, neither lease has the characteristic of decreases and increases in the net investment as described in 840-10-25-43(c)(4) and therefore are not classified as leveraged leases.

10.

With respect to your prior Comment Letter dated September 30, 2009, item 17, and to your current comment 10, we have compared the disclosure made in Item 9A set forth on Page 46 of the Company’s Form 10-K for the fiscal year ended September 30, 2008, with the current version of Item 308T of Regulation S-K, and it appears that the only material omission by the Company was the statement referenced in Paragraph a(4) of Item 308T. Otherwise, the management report in response to Paragraph a(1-3) appears compliant with Item 308T. We agree, as part of the filing of a Form 10-K/A for the fiscal year ending September 30, 2008, to add the provision required by Paragraph a(4) to our disclosure in Item 9A of our Form 10-K/A.

11.	With respect to your comment 11, and because the Company feels that it has substantially complied with Rule 308T of Regulation S-K with the report and evaluation set forth on Page 46 of the Company’s Form 10-K filed for the fiscal year ended September 30, 2008 (as explained in item 10 above), and while the Company wishes to remain cooperative, the Company is unclear as to the additional disclosure being sought, if any.

12.	With respect to your comment number 12, the Company has reviewed all of the signature blocks, and will repair all inconsistencies, and revise to include their signatures, signing on behalf of the registrant in their individual capacities.

Please be advised, the Company and its management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or need additional information, please feel free to contact the undersigned at 702 298-2442 or via email at GSiler@pioneerlaughlin.com.

Very truly yours,

/s/ Grant L. Siler
Grant L. Siler
Principal Accounting Officer

cc:	Alan Rabkin, Outside Counsel
Paul W. Lowden